SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 4)

Ceragon Networks Ltd.
(Name of Issuer)

Ordinary Shares, par value NIS 0.01 per share
(Title of Class of Securities)

M22013 10 2
(CUSIP Number)

Zohar Zisapel
24 Raoul
Wallenberg Street
Tel-Aviv 69719 Israel
+972-3-6458153.
(Name, Address and Telephone Number of  Person
Authorized to Receive Notices and Communications)

February 16, 2021
 (Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS / I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ZOHAR ZISAPEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS: PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION ISRAELI
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,098,457*
	8	SHARED VOTING POWER 18,717
	9	SOLE DISPOSITIVE POWER 7,098,457
	10	SHARED DISPOSITIVE POWER 18,717
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,117,174
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.52%**
14	TYPE OF REPORTING PERSON* IN

*	Includes 300,000 Ordinary Shares issuable upon the exercise of options granted to the Reporting Person exercisable as of February 19, 2021 and within 60 days thereafter.

**	Based on 83,282,456 Ordinary Shares that the Company advised were issued and outstanding, excluding 3,481,523 Ordinary Shares held as treasury stock, as of February 19, 2021.

Explanatory Note

This amendment (the “Amendment”) amends the Statement on Schedule 13D, originally filed with the Securities and Exchange Commission on November 24, 2008 (the “Original Filing”), as amended and supplemented by Amendment No. 1 thereto filed on September 14, 2011, by Amendment No. 2 thereto filed on February 12 2014, and Amendment No. 3 thereto filed on December 11, 2014 by Mr. Zohar Zisapel (the “Reporting Person”) with respect to the ordinary shares, par value NIS 0.01 per share (the “Ordinary Shares”) of Ceragon Networks Ltd., a company organized under the laws of the State of Israel (the “Company”).  Except as provided herein, this Amendment does not modify any of the information previously reported in the Original

Item 5.	Interest in Securities of the Company.

Item 3 is hereby amended and restated as follows:

              (a)       The Reporting Person is the beneficial owner of 7,117,174 Ordinary Shares, which constitute approximately 8.52% of the 83,282,456 Ordinary Shares of the Company that the Company advised were issued and outstanding, as of February 19, 2021. Of such shares, (i) 3,594,980 Ordinary Shares were held by the Reporting Person; (ii) 300,000 Ordinary Shares were issuable upon the exercise of options granted to the Reporting Person exercisable as of February 18, 2021 or within 60 days thereafter; (iii) 1,101,245 Ordinary Shares were held of record by Lomsha Ltd., an Israeli company controlled by the Reporting Person; and (iv) 18,717 Ordinary Shares were held by RAD Data Communications Ltd., an Israeli company of which the Reporting Person is a principal shareholder and a director. The Reporting Person and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared voting and dispositive power with respect to the Ordinary Shares held by RAD Data Communications Ltd. and (v) 2,102,226 Ordinary Shares were held by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by the Reporting Person.

           (b)         The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 3,594,980 Ordinary Shares held by him directly. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 300,000 Ordinary Shares underlying the options held by him directly that are exercisable as of February 18, 2021 or within 60 days thereafter. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 1,101,245 Ordinary Shares held of record by Lomsha Ltd. The Reporting Person has sole power to vote or direct the vote and the sole power to dispose or direct the disposition of 2,102,226 Ordinary Shares held of record by Michael and Klil Holdings (93) Ltd. The Reporting Person and his brother, Mr. Yehuda Zisapel, and Ms. Nava Zisapel, have shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 18,717 Ordinary Shares held by RAD Data Communications Ltd.

c)           The following table sets forth all the transactions effected by the Reporting Person in the last 90 days either directly or through his wholly owned companies. All of these transactions were open market sales effected on the NASDAQ Global Select Market.

Date of Sale	Number of Ordinary Shares Sold	Price Per Share
February 11, 2021	793,900	5.483
February 16, 2021	1,410,662	5.568
February 17, 2021	810,541	5.210
February 18, 2021	220,782	5.068
February 19, 2021	108,206	5.069

Total	3,344,091

Except for such transactions, the Reporting Person has not affected any transactions in the Ordinary Shares during the past ninety days.

(d)         No person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5(c).

(e)         Not applicable.

SIGNATURES

        After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:   February 22, 2021

/s/ Zohar Zisapel
Zohar Zisapel